EXHIBIT (d)(11)

Execution Copy

January 2, 2005

Mr. Richard J. Hughes
Education Lending Group, Inc.
12760 High Bluff Drive
San Diego, CA 92130

Re: Exclusivity Agreement

Dear Mr. Hughes:

In connection with the proposed transaction (the “Proposed Transaction”) between Education Lending Group, Inc. (the “Company”) and CIT Group Inc. (“CIT”) and in consideration for CIT undertaking an evaluation of the Proposed Transaction and its devotion of time and resources thereto, the Company and CIT, intending to be legally bound, hereby agree that from the Effective Time (as defined below) through 9:00 a.m., Eastern Standard Time, on January 5, 2005 (the “Exclusivity Period”) neither the Company nor any of its Affiliates (as defined below), officers, directors, partners, controlling persons, representatives or agents will (a) solicit, initiate, encourage or accept any other proposals or offers from any Person (as defined below), other than CIT, (i) relating to any acquisition or purchase of all or any portion of the assets of the Company or any of its subsidiaries (other than sales of inventory in the ordinary course of business consistent with past practice), (ii) to enter into any business combination with the Company or any subsidiary of the Company, (iii) to enter into any other extraordinary business transaction involving or otherwise relating to the Company or any subsidiary of the Company, or (iv) relating to any acquisition or purchase of all or any portion of the capital stock of the Company or any subsidiary of the Company, or (b) participate in any discussions, conversations, negotiations or other communications regarding, furnish to any other Person any additional information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do, any of the foregoing. The Company immediately shall cease all existing discussions, conversations, negotiations and other communications with all Persons conducted heretofore with respect to any of the foregoing. The Company shall notify CIT promptly if any such proposal or offer, or any inquiry or contact with any Person with respect thereto, is made during the Exclusivity Period and shall, in any such notice to CIT, except to the extent prohibited by pre-existing contractual commitments, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. The Company hereby agrees not to, without the prior written consent of CIT, release any Person from, or waive any provision of, any confidentiality agreement to which it is a party.

        For the purposes of this letter agreement, the term “Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified

Person, and the term, “Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

        This letter agreement shall become effective upon execution by the Company (the “Effective Time”). This letter agreement may not be assigned by operation of law or otherwise without the express written consent of CIT and the Company. This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement shall be governed by the laws of the State of Delaware, notwithstanding any conflict of law provision to the contrary. The parties hereto agree that irreparable damage would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

        Neither party to this letter agreement shall make any public announcement concerning the existence or subject of this letter agreement without the prior written approval of the other party to this letter agreement, except, and only to the extent, as may be required to comply with the requirements of applicable law or the applicable rules and regulations of any recognized stock exchange and then only after consultation with the other party to this letter agreement.

        Please indicate your acceptance of and agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter agreement enclosed herewith.

Very truly yours,

CIT GROUP INC.

By:	/s/ Chris Reilly
Name: Chris Reilly Title: Executive Vice President

Accepted and Agreed to as of
the date first written above:

EDUCATION LENDING GROUP, INC.

By:	/s/ [Authorized Signatory]